

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

June 15, 2021

Chamath Palihapitiya
Chief Executive Officer
Social Capital Suvretta Holdings Corp. IV
2850 W. Horizon Ridge Parkway, Suite 200
Henderson, NV 89052

> **Re: Social Capital Suvretta Holdings Corp. IV**
> **Amendment No. 1 to Registration Statement on Form S-1**
> **Filed June 9, 2021**
> **File No. 333-256727**

Dear Mr. Palihapitiya:

We have reviewed your amended registration statement and have the following comment. In our comment, we may ask you to provide us with information so we may better understand your disclosure.

Please respond to this letter by amending your registration statement and providing the requested information. If you do not believe our comment applies to your facts and circumstances or do not believe an amendment is appropriate, please tell us why in your response.

After reviewing any amendment to your registration statement and the information you provide in response to the comment, we may have additional comments.

Amendment No. 1 to Registration Statement on Form S-1

General

1. We note your revised disclosure regarding the anticipated sale of up to five percent of the securities via SoFi Securities' online brokerage platform. Please revise the risk factor section to address separately the risks to investors that purchase through the SoFi platform, including, for instance, the risk that such purchasers may be subject to additional fees and restrictions. In this regard, please further clarify what you mean by "risks related to the technology and operation of the platform, and the publicity and the use of social media by users of the platform that [you] cannot control." For example, does the platform fail to meet regulatory or technological safeguards? What is the nature of the risk resulting from social media?

       You may contact Jeffrey Lewis at 202-551-6216 or Kristina Marrone at 202-551-3429 if you have questions regarding comments on the financial statements and related matters. Please contact Stacie Gorman at 202-551-3585 or Maryse Mills-Apenteng at 202-551-3457 with any other questions.

Sincerely,

Division of Corporation Finance
Office of Real Estate & Construction

cc: Raaj S. Narayan, Esq.